Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

DISCLOSEABLE TRANSACTION
SMIC and IBM Sign Collaboration Agreement

● SMIC (NYSE: SMI; SEHK: 981) and IBM signed an agreement on 28 March, 2012 to collaborate on elements of industry compatible 28nm technology.

● As the highest applicable percentage ratios under rule 14.07 of the Listing Rules in relation to the Collaboration Agreement are in aggregate more than 5% but less than 25%, the transactions under the Collaboration Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules. Accordingly, the Collaboration Agreement is subject to reporting and announcement requirements, but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

1. COLLABORATION AGREEMENT

SMIC (NYSE: SMI; SEHK: 981) and IBM signed an agreement on 28 March, 2012 to collaborate on elements of industry compatible 28nm technology.

Pursuant to the Collaboration Agreement, IBM and SMIC will exchange certain technical information followed by collaboration on elements of industry compatible 28nm technology. The Collaboration Agreement with IBM is part of SMIC’s commitment to further strengthen its leading foundry position in China to serve its customers in high growth market sectors around the world.

2. CONSIDERATION

The Consideration will be funded by internal resources of the Company.

The Consideration was arrived at after arm’s length negotiations between the parties. The Company confirms that the Consideration has no material adverse financial impact on the Company and is in the interest of the Company. The Company confirms that the non-disclosure of the Consideration does not result in the Company not complying with the requirements of rule 2.13 of the Listing Rules. Pursuant to rules 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in an announcement. The Company will apply to the Stock Exchange for a waiver from strict compliance of rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Collaboration Agreement. The Company will discuss with the Stock Exchange in relation to its waiver application and further announcement(s) will be made after the conclusion of the waiver application has been reached.

Since both SMIC and IBM will also be making non monetary contributions to each other under the Collaboration Agreement, distinctive revenue or expenses cannot be attributable to such collaboration; therefore, no identifiable income stream can be assigned to it.

3. REASONS FOR ENTERING INTO THE COLLABORATION AGREEMENT

The Collaboration Programme will help SMIC lower the development risks and time cycles of 28 nm technology development.

The Directors, including the Independent Non-Executive Directors, are of the opinion that the terms of the Collaboration Agreement are fair and reasonable and are in the interests of the shareholders of the Company as a whole.

4. GENERAL

The Company confirms that, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, IBM and to the best of the Company’s knowledge its ultimate beneficial owners are third parties independent of and not connected with the Company or any of its connected persons (as defined in the Listing Rules).

5. LISTING RULES IMPLICATIONS

As the highest applicable percentage ratios under rule 14.07 of the Listing Rules in relation to the Collaboration Agreement are in aggregate more than 5% but less than 25%, the transactions under the Collaboration Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules. Accordingly, the Collaboration Agreement is subject to reporting and announcement requirements, but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

6. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors
“Company” or “SMIC”	Semiconductor Manufacturing International Corporation
“Collaboration Agreement”	the collaboration agreement dated 28 March, 2012 entered into between SMIC and IBM
“Collaboration Programme”	the programme engaged by SMIC and IBM to develop elements of an industry compatible 28nm technology
“Consideration”	the total consideration under the Collaboration Agreement
“Directors”	the directors of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“IBM”	International Business Machines Corporation
“Listing Rules” “Stock Exchange”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited The Stock Exchange of Hong Kong Limited

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technologies services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under the construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com

About IBM

For further information about IBM Microelectronics, visit http://www/ibm.com/chips/

Safe Harbor Statements for SMIC
(Under the U.S. Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the announcement, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on 28 June 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
29 March 2012

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board and Executive Director; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

DISCLOSEABLE TRANSACTION
SMIC and IBM Sign Collaboration Agreement

ƒÜ SMIC (NYSE: SMI; SEHK: 981) and IBM signed an agreement on 28 March, 2012 to collaborate on elements of industry compatible 28nm technology.

ƒÜ As the highest applicable percentage ratios under rule 14.07 of the Listing Rules in relation to the Collaboration Agreement are in aggregate more than 5% but less than 25%, the transactions under the Collaboration Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules. Accordingly, the Collaboration Agreement is subject to reporting and announcement requirements, but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

1. COLLABORATION AGREEMENT

SMIC (NYSE: SMI; SEHK: 981) and IBM signed an agreement on 28 March, 2012 to collaborate on elements of industry compatible 28nm technology.

Pursuant to the Collaboration Agreement, IBM and SMIC will exchange certain technical information followed by collaboration on elements of industry compatible 28nm technology. The Collaboration Agreement with IBM is part of SMIC’s commitment to further strengthen its leading foundry position in China to serve its customers in high growth market sectors around the world.

2. CONSIDERATION

The Consideration will be funded by internal resources of the Company.

The Consideration was arrived at after arm’s length negotiations between the parties. The Company confirms that the Consideration has no material adverse financial impact on the Company and is in the interest of the Company. The Company confirms that the non-disclosure of the Consideration does not result in the Company not complying with the requirements of rule 2.13 of the Listing Rules. Pursuant to rules 14.58(4) and 14.58(6) of the Listing Rules, the aggregate value of consideration of a discloseable transaction is required to be disclosed in an announcement. The Company will apply to the Stock Exchange for a waiver from strict compliance of rules 14.58(4) and 14.58(6) of the Listing Rules in respect of disclosure of the actual consideration of the Collaboration Agreement. The Company will discuss with the Stock Exchange in relation to its waiver application and further announcement(s) will be made after the conclusion of the waiver application has been reached.

Since both SMIC and IBM will also be making non monetary contributions to each other under the Collaboration Agreement, distinctive revenue or expenses cannot be attributable to such collaboration; therefore, no identifiable income stream can be assigned to it.

3. REASONS FOR ENTERING INTO THE COLLABORATION AGREEMENT

The Collaboration Programme will help SMIC lower the development risks and time cycles of 28 nm technology development.

The Directors, including the Independent Non-Executive Directors, are of the opinion that the terms of the Collaboration Agreement are fair and reasonable and are in the interests of the shareholders of the Company as a whole.

4. GENERAL

The Company confirms that, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, IBM and to the best of the Company’s knowledge its ultimate beneficial owners are third parties independent of and not connected with the Company or any of its connected persons (as defined in the Listing Rules).

5. LISTING RULES IMPLICATIONS

As the highest applicable percentage ratios under rule 14.07 of the Listing Rules in relation to the Collaboration Agreement are in aggregate more than 5% but less than 25%, the transactions under the Collaboration Agreement constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules. Accordingly, the Collaboration Agreement is subject to reporting and announcement requirements, but is exempt from shareholders’ approval requirement under Chapter 14 of the Listing Rules.

6. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”
the board of Directors

“Company” or “SMIC”
Semiconductor Manufacturing International Corporation

“Collaboration Agreement” the collaboration agreement dated 28 March, 2012 entered into between SMIC and IBM

“Collaboration Programme”
the programme engaged by SMIC and IBM to develop elements of an industry compatible 28nm technology

“Consideration”
the total consideration under the Collaboration Agreement

“Directors”
the directors of the Company

“Hong Kong”
the Hong Kong Special Administrative Region of the People’s Republic of China

“IBM”
International Business Machines Corporation

“Listing Rules”

“Stock Exchange”
the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Stock Exchange of Hong Kong Limited

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technologies services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under the construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com

About IBM

For further information about IBM Microelectronics, visit http://www/ibm.com/chips/

Safe Harbor Statements for SMIC
(Under the U.S. Private Securities Litigation Reform Act of 1995)

This announcement contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the announcement, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on 28 June 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Stock Exchange of Hong Kong Limited from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this announcement may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this announcement. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
29 March 2012

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board and Executive Director; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors.